  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IPTIMIZE, INC.
(Name of Issuer)

Common Stock with a par value of $0.001
(Title of Class of Securities)

46263G 208

(CUSIP Number)

Copies to:

Clinton J. Wilson, President
IPtimize, Inc.
2135 South Cherry Street,
Suite 200
Denver, Colorado 80222
303-362-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

November 26, 2007
(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

1	NAMES OF REPORTING PERSONS First Capital Business Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) o
(b) o

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

o

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

	7	SOLE VOTING POWER

NUMBER OF		2,798,334

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,798,334

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,798,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

STATEMENT ON SCHEDULE 13D

IPtimize, Inc.

Item 1.        Security and Issuer.

This Statement relates to the Common Stock, 0.001 par value per share (the "Common Stock") of IPtimize, Inc. (the "Issuer") whose principal executive offices are located at 2135 South Cherry Street, Suite 200, Denver, Colorado 80222

Item 2.        Identity and Background.

This Statement on Schedule 13D (the "Statement") is filed with respect to events on May 9, 2007 is filed by First Capital Business Development, LLC, a privately owned Colorado limited liability company (“FCBD”).

The principal business of FCBD is providing business advisory services. The address of FCBD is 16293 East Dorado Place, Centennial, Colorado 80015. During the last five years, FCBD has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, FCBD was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.     Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of 2,798,334, shares of Common Stock (the “Shares”) and a five year option (the “Option”) to purchase 1,388,333 shares of Common Stock at $.225 per share (the “Option Shares”) was part of the investment capital of FCBD. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares or the Option Shares.

Item 4.      Purpose of Transaction.

FCBD acquired the Shares and the Option Shares as partial consideration for services rendered under and pursuant to a Business Advisory Agreement with the Issuer dated May 9, 2007, as amended, a copy of which was included as Exhibit 10.6 to the Issuer's Form 10SB as filed with the Securities and Exchange Commission on September 26, 2007 and hereby incorporated herein by reference. The Issuer's Form 10-SB beacem effective under the Securities Excahnge Act of 1934, as amended, on November 26, 2007. The Common Stock was not acquired for the purpose of, and does not have the effect of, and was not acquired in connection with, or as a participant in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. FCBD has no plans or proposals with any other person or entity, including, but not limited to the Issuer, which relate to or would result in (a) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any material change in the dividend policy of the Issuer; (d) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer were to become a registered closed-end investment company, any plans or proposals to make any changes in the Issuer's investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (e) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (h) any action similar to any of those enumerated above. The reporting persons intend to dispose of the shares of the common stock of the Issuer.

Item 5.     Interest in Securities of the Issuer.

FCBD is the direct owner and sole beneficial owner of the Shares and the right to acquire the Option Shares upon exercise of the Option. The Shares represent approximately 20.8% of the 13,455,320 issued and outstanding shares of the Issuer’s Common Stock as of the date of this Form 13D. The Shares together with the Option Shares represent approximately 26.3% of the Issuer’s fully diluted capitalization of 21,066,512 shares as of the date of this Form 13D.

FCBD has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Shares and the Option to acquire the Option Shares. There is no shared power to vote or to direct the vote and there is no shared power to dispose of or direct the disposition of the Shares or the Option to acquire the Option Shares.

During the 60-day period prior to November 26, 2007, FCBD effected no transactions in the Common Stock of the Issuer.

Prior to May 9, 2007, FCBD did not own any securities of the Issuer.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

There are no exhibits hereto to be filed.

                          Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Capital Business Development, LLC
Date: December 4, 2007	By: /s/ Gary J. Graham, President
Gary J. Graham, President